                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                      National Health & Safety Corporation
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    636327108
                      (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                              Asher M. Leids, Esq.
                          Donahue, Mesereau & Leids LLP
                            1900 Avenue of the Stars
                                   Suite 2700
                          Los Angeles, California 90067
                                 (310) 277-1441
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 April 20, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following [ ]



Check the following box if a fee is being paid with this Statement: [ ]

--------------------------------------------------------------------------------
CUSIP No. 636327108
--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:                            Premium Holdings, Inc.
           S.S. OR I.R.S.
           IDENTIFICATION NOS. OF ABOVE PERSON:

--------------------------------------------------------------------------------
 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)  [ ]
                                                                (b)  [X]

 (3)       SEC USE ONLY

--------------------------------------------------------------------------------

 (4)       SOURCE OF FUNDS*
        WC and 00 (Premium agreed to provide consulting and advisory services).

--------------------------------------------------------------------------------

 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or
           2(e)                                                       [ ]

 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    Nevada

--------------------------------------------------------------------------------

                                          : (7)     SOLE VOTING POWER
                                          :         14,750,000
 NUMBER OF                                :
 SHARES                                   --------------------------------------
 BENEFICIALLY                             : (8)     SHARED VOTING POWER
 OWNED BY                                 :         -0-
 EACH                                     :
 REPORTING                                --------------------------------------
 PERSON WITH                              : (9)     SOLE DISPOSITIVE POWER
                                          :         14,750,000
                                          :
                                          --------------------------------------
                                          :(10)     SHARED DISPOSITIVE POWER
                                          :         -0-
--------------------------------------------------------------------------------

(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                                                    14,750,000

--------------------------------------------------------------------------------

(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                     [ ]

--------------------------------------------------------------------------------

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                    28.2%

--------------------------------------------------------------------------------

(14)       TYPE OF REPORTING PERSON*
                                                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 636327108
--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:                           World Trust Investments
           S.S. OR I.R.S.
           IDENTIFICATION NOS. OF ABOVE PERSON:

--------------------------------------------------------------------------------

 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------

 (3)       SEC USE ONLY

--------------------------------------------------------------------------------

 (4)       SOURCE OF FUNDS*
                                                                Not Applicable

--------------------------------------------------------------------------------

 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or
           2(e)                                                  [ ]

--------------------------------------------------------------------------------

 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    Nevada

--------------------------------------------------------------------------------

                                          : (7)     SOLE VOTING POWER
                                          :                     -0-
                                          --------------------------------------
 NUMBER OF                                :
 SHARES                                   : (8)     SHARED VOTING POWER
 BENEFICIALLY                             :                     -0-
 OWNED BY                                 :
 EACH                                     --------------------------------------
 REPORTING                                : (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                              :                      -0-
                                          :
                                          --------------------------------------
                                          :(10)     SHARED DISPOSITIVE POWER
                                          :                     -0-
--------------------------------------------------------------------------------

(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                                                    14,750,000

--------------------------------------------------------------------------------

(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                           [ ]

--------------------------------------------------------------------------------

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                    28.2%

--------------------------------------------------------------------------------

(14)       TYPE OF REPORTING PERSON*
                                                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 636327108
--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:                         The Beverly Century Trust
           S.S. OR I.R.S.
           IDENTIFICATION NOS. OF ABOVE PERSON:

--------------------------------------------------------------------------------

 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  [ ]
                                                            (b)  [X]

--------------------------------------------------------------------------------

 (3)       SEC USE ONLY

--------------------------------------------------------------------------------

 (4)       SOURCE OF FUNDS*
                                                             Not Applicable

--------------------------------------------------------------------------------

 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or
           2(e)                                              [ ]

--------------------------------------------------------------------------------

 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    California

--------------------------------------------------------------------------------
                                          : (7)     SOLE VOTING POWER
                                          :                   -0-
 NUMBER OF                                :
 SHARES                                   --------------------------------------
 BENEFICIALLY                             : (8)     SHARED VOTING POWER
 OWNED BY                                 :                     -0-
 EACH                                     :
 REPORTING                                --------------------------------------
 PERSON WITH                              : (9)     SOLE DISPOSITIVE POWER
                                          :                    -0-
                                          :
                                          --------------------------------------
                                          :(10)     SHARED DISPOSITIVE POWER
                                          :                     -0-
--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                                                    14,750,000

--------------------------------------------------------------------------------

(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                     [ ]

--------------------------------------------------------------------------------

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                     28.2%

--------------------------------------------------------------------------------

(14)       TYPE OF REPORTING PERSON*
                                                    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 636327108
--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:                                Mitchell J. Stein
           S.S. OR I.R.S.
           IDENTIFICATION NOS. OF ABOVE PERSON:

--------------------------------------------------------------------------------

 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  [ ]
                                                            (b)  [X]

--------------------------------------------------------------------------------

 (3)       SEC USE ONLY

--------------------------------------------------------------------------------

 (4)       SOURCE OF FUNDS*
                                                            PF

--------------------------------------------------------------------------------

 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or
           2(e)                                              [ ]

--------------------------------------------------------------------------------
 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
--------------------------------------------------------------------------------
                                          : (7)     SOLE VOTING POWER
                                          :                   2,250,000
 NUMBER OF                                :
 SHARES                                   --------------------------------------
 BENEFICIALLY                             : (8)     SHARED VOTING POWER
 OWNED BY                                 :                   14,750,000
 EACH                                     :
 REPORTING                                --------------------------------------
 PERSON WITH                              : (9)     SOLE DISPOSITIVE POWER
                                          :                    2,250,000
                                          :
                                          --------------------------------------
                                          :(10)     SHARED DISPOSITIVE POWER
                                          :                   14,750,000
--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                                                    17,000,000

--------------------------------------------------------------------------------

(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                    [ ]

--------------------------------------------------------------------------------

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                    32.5%

--------------------------------------------------------------------------------

(14)       TYPE OF REPORTING PERSON*
                                                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 636327108

--------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:                                 Dennis J. Hawk
           S.S. OR I.R.S.
           IDENTIFICATION NOS. OF ABOVE PERSON:

--------------------------------------------------------------------------------

 (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [ ]
                                                           (b)  [X]

--------------------------------------------------------------------------------

 (3)       SEC USE ONLY

--------------------------------------------------------------------------------

 (4)       SOURCE OF FUNDS*
                                                           PF

--------------------------------------------------------------------------------

 (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or
           2(e)                                            [ ]

--------------------------------------------------------------------------------

 (6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

--------------------------------------------------------------------------------
                                          : (7)     SOLE VOTING POWER
                                          :                   1,000,000
 NUMBER OF                                :
 SHARES                                   --------------------------------------
 BENEFICIALLY                             : (8)     SHARED VOTING POWER
 OWNED BY                                 :                   -0-
 EACH                                     :
 REPORTING                                --------------------------------------
 PERSON WITH                              : (9)     SOLE DISPOSITIVE POWER
                                          :                    1,000,000
                                          :
                                          --------------------------------------
                                          :(10)     SHARED DISPOSITIVE POWER
                                          :                   -0-
--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                                                    1,000,000
--------------------------------------------------------------------------------

(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                    [ ]

--------------------------------------------------------------------------------

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                    1.9%

--------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON*
                                                    IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This statement on Schedule 13D (the "Schedule 13D"), relates to the Common Stock, $.001 par value (the "Common Stock" or the "Shares"), issued by National Health & Safety Corporation, a Utah corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 1.  SECURITY AND ISSUER

        This statement on Schedule 13D relates to shares of the Common Stock, $.001 par value (the "Shares"), of the Company. The principal executive offices of the Company are located at 730 Louis Drive, Warminster, Pennsylvania 18974.

ITEM 2.  IDENTITY AND BACKGROUND

               (a) This Schedule 13D is being filed by Premium Holdings, Inc., a Nevada Corporation ("Premium"), World Trust Investments, a Nevada corporation ("World"), The Beverly Century Trust, a trust formed under the laws of the State of California (the "Trust") and the following natural persons: Mitchell J. Stein and Dennis J. Hawk (collectively, the "Reporting Persons"). The name, address, citizenship and present principal occupation or employment of each executive officer, director and each person controlling Premium and World are set forth in Annex I hereto, which Annex I is hereby incorporated herein by this reference.

               (b) Premium's principal business and principal office address is 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211. World's principal business and principal office address is 1875 Century Park East, Suite 2700, Los Angeles, California 90067. The Trust's principal business address is 233 Wilshire Boulevard, Suite 960, Santa Monica, California 90401. Messrs. Stein's and Hawk's address is 9000 Sunset Boulevard, Suite 500, Los Angeles, California 90069.

               (c) The present principal business of Premium is providing consulting services to healthcare companies. The present principal business of World is serving as a holding company. The Trust is an irrevocable trust created under the law of the State of California on February 20, 1998. The Trust was formed with the stock of World. The present principal occupation of Mr. Stein is serving as an executive officer of various companies in the healthcare business, including without limitation, serving as President of Premium and President and Chief Financial Officer of World, and practicing law. The present principal occupation of Mr. Hawk is practicing law.

               (d) During the past five years none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or controlling persons of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or control persons of any of the Reporting Persons has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

               (f) Premium is organized under the laws of the State of Nevada. World is organized under the laws of the State of Nevada. The Trust was established under the laws of the State of California. Each of Mr. Stein and Mr. Hawk is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate amount of funds required by Premium to purchase the 14,750,000 shares owned by it was $14,750. All funds used to purchase such Shares were obtained from Premium's working capital. In addition, Premium provided consulting and advisory services to the Company as additional consideration for the issuance of Shares to it.

        The aggregate amount of funds required by Mr. Stein to purchase the 2,250,000 Shares owned by him was $2,250. All funds used to purchase such Shares were personal funds. In addition, Mr. Stein provided consulting and advisory services to the Company as additional consideration for the issuance of Shares to him.

        The aggregate amount of funds required by Mr. Hawk to purchase the 1,000,000 Shares owned by him was $1,000. All funds used to purchase such Shares were personal funds. In addition, Mr. Hawk provided consulting and advisory services to the Company as additional consideration for the issuance of Shares to him.

ITEM 4.  PURPOSE OF TRANSACTION

        The Reporting Persons purchased the Shares for purposes of investment and for the purposes otherwise specified hereinbelow in this Item 4. Subject to applicable legal and contractual requirements, and depending upon its evaluation of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Person may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Person exercises voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

        Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D except as follows:

               (a) Not Applicable.

               (b) Not Applicable.

               (c) Not Applicable.

               (d) So long as Premium is the record holder of at least 7,375,000 Shares, the Company has agreed, pursuant to the terms of a Stock Purchase Agreement entered into by and between the Company and Premium (the "Premium Stock Purchase Agreement"), (a) that in any election of directors of the Company it will recommend to the shareholders of the Company to vote their shares of capital stock of the Company in such a manner that immediately after such election the Company's Board of Directors shall be comprised of at least fifty percent (50%) of Premium's representatives; provided, however, that in the event the Company's management seeks to obtain an independent member of the Board, Premium's representatives shall hold no less than the number of seats held by the Company's management, (b) that the Company will use its best efforts to cause Premium's representatives to be elected to the Company's Board of Directors and (c) in the event of any vacancy on the Board of Directors, the Company and Premium will use their best efforts to fill the vacancy such that the Board will include Premium's representatives in at least the percentage as set forth above.

               (e) Not Applicable.

               (f) Not Applicable.

               (g) Not Applicable.

               (h) Not Applicable.

               (i) Not Applicable.

               (j) Not Applicable.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

               (a) Premium is the direct beneficial owner of 14,750,000 Shares, representing approximately 28.2% of the Shares outstanding. World by virtue of being a controlling shareholder of Premium for purposes of Section 13(d) of the Act, may be deemed to beneficially own the 14,750,000 Shares owned by Premium and Trust as the controlling shareholder of World for purposes of Section 13(d) of the Act may also be deemed to beneficially own the 14,750,000 Shares owned by Premium. Although Premium and the Company have entered into an agreement through which Premium is to receive 14,750,000 shares from the Company, only 8,000,000 Shares have been issued to Premium to date.

               Mr. Stein is the direct beneficial owner of 2,250,000 Shares representing approximately 4.3% of the Shares outstanding. Further, Mr. Stein as President and a member of the Board of Premium and as President and Chief Financial Officer and a member of the Board of World, a controlling shareholder of Premium, for purposes of Section 13(d) of the Act may be deemed to indirectly beneficially own the 14,750,000 Shares owned by Premium. Accordingly, for purposes of Section 13(d) of the Act Mr. Stein may be deemed to beneficially own 17,000,000 Shares representing 32.5% of the Shares outstanding. Although Mr. Stein and the Company have entered into an agreement for Mr. Stein to purchase 2,250,000 Shares from the Company, of the above-described Shares, none of the 2,250,000 Shares for which Mr. Stein may be deemed the direct beneficial owner have been issued and only 8,000,000 of the Shares for which Mr. Stein may be deemed the indirect beneficial owner have been issued.

               Mr. Hawk is the direct beneficial owner of 1,000,000 Shares representing approximately 1.9% of the Shares outstanding. Although Mr. Hawk and the Company have entered into an agreement for Mr. Hawk to purchase 1,000,000 Shares from the Company, none of the 1,000,000 Shares for which Mr. Hawk may be deemed the direct beneficial owner have been issued.

               The percentage of Shares outstanding reported as beneficially owned by the Reporting Persons on the date hereof is based upon the Company's Form 10-KSB for the Fiscal Year Ended December 31, 1997 so that the Reporting Persons information is that the total shares of Common Stock issued and outstanding as of December 31, 1997 was

34,241,074 Shares. The calculation as to percentage ownership gives effect to
(i)the issuance of 14,750,000 Shares to Premium, (ii) the issuance of 2,250,000 Shares to Mr. Stein and (iii) the issuance of 1,000,000 Shares to Mr. Hawk, and results, for purposes of calculating the percent of class owned by the Reporting Person, in there being 52,241,074 Shares issued and outstanding.

               With respect to the aggregate of 10,000,000 Shares which the Reporting Persons are deemed to beneficially own but which have not been issued, the Reporting Persons have not determined, what, if any, action they, or any of them, may take to enforce their respective rights to acquire such Shares in accordance with their respective Stock Purchase Agreement which are filed as exhibits to this Schedule 13D.

               (b) The discussion contained in this Item 5(b) is qualified in its entirety by the discussion contained in Item 5(a) with regard to Shares to which the Reporting Persons are deemed to beneficially own but have not been issued to them.

               Premium has sole voting and dispositive power with respect to the 14,750,000 Shares directly owned by it.

               Mr. Stein has sole voting and dispositive power with respect to the 2,250,000 Shares directly owned by him. Further, Mr. Stein may be deemed to have shared voting and dispositive power with respect to the 14,750,000 Shares owned by Premium as a result of Mr. Stein being the President and a member of the Board of Directors of Premium as well as being the President, Chief Financial Officer and a member of the Board of Directors of World, a controlling shareholder of Premium.

               Mr. Hawk has sole voting and dispositive power with respect to the 1,000,000 Shares directly owned by him.

               (c) Messrs. Stein and Hawk and Premium purchased the Shares acquired by each of them in privately negotiated transactions that were effected on April 20, 1998. The aggregate number of Shares purchased by such persons was 18,000,000 Shares. The purchase price consisted of $18,000 and the provision of consulting and advising services by such persons to the Company.

               (d) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The discussion contained in Item 4(d) is hereby incorporated herein by this reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1: Joint Filing Agreement among the Reporting Persons pursuant to Rule 3d-1(f)(1)(iii)

           Exhibit 2: Premium Stock Purchase Agreement

           Exhibit 3: Stein Stock Purchase Agreement

           Exhibit 4: Hawk Stock Purchase Agreement

                                     ANNEX I

        The name and principal occupation and employment of each executive officer and director of Premium Holdings, Inc., each person controlling Premium Holdings, Inc. and each executive and director of each person controlling Premium Holdings, Inc. is set forth below. Except where otherwise indicated, the address of each such person is c/o Premium Holdings, Inc., 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, CA 90211. Each person listed below is a citizen of the United States of America.

        The executive officers and directors of Premium Holdings, Inc. are as follows:


Name                            Present Principal Occupation and Employer
----                            -----------------------------------------
Mitchell J. Stein (1)       President and Director

Donald Ayers                Executive Vice President, Chief Financial Officer,
                            Secretary and Director

Dennis J. Hawk (1)          Director


           The outstanding capital stock of Premium Holdings, Inc. is held by Donald Ayers and World Trust Investments, a Nevada corporation (?World?). The address of World and each of its executive officers and directors is 1875 Century Park East, Suite 700, Los Angeles, CA 90067. The executive officers and directors of World are as follows:


Name                            Present Principal Occupation and Employer
----                            -----------------------------------------
Mitchell J. Stein (1)       President, Chief Financial Officer and Director

Tracey Hampton              Secretary

        The outstanding capital stock of World is owned by The Beverly Century Trust (the "Trust") which was formed in the State of California on February 20, 1998. The sole trustee of the Trust is Emanuel Barling, Jr.



(1) Messrs. Stein and Hawk are also partners in the law firm of Stein, Perlman & Hawk which is located at 9000 Sunset Boulevard, Suite 500, Los Angeles, California 90069.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1998


                           PREMIUM HOLDINGS, INC.



                           By: /s/ Mitchell J. Stein
                               -------------------------------
                               Name: Mitchell J. Stein
                               Title: President

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1998


                           WORLD TRUST INVESTMENTS



                           By:  /s/ Mitchell J. Stein
                                -------------------------------
                                Name: Mitchell J. Stein
                                Title: President

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1998



                           THE BEVERLY CENTURY TRUST


                           By: /s/ Emanuel Barling, Jr.
                               -------------------------------
                               Name: Emanuel Barling, Jr.
                               Title: Trustee

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1998



                           By: /s/ Mitchell J. Stein
                               -------------------------------
                               Mitchell J. Stein

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1998






                           By: /s/ Dennis J. Hawk
                               -------------------------------
                               Dennis J. Hawk